# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chime Financial, Inc., CIK 0001795586
CUSIP: 16935C109
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 101 California Street, Suite 500, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001508226

## Reporting persons
- Access Industries Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,601,430; sole dispositive power 0; shared dispositive power 19,601,430; aggregate amount beneficially owned 19,601,430 (5.8% of the class)
  Comment: *All percentages of ownership of the Class A Common Stock by Reporting Person presented in this Schedule are based on an aggregate of 337,039,249 shares of Class A Common Stock outstanding immediately following the Issuer's initial public offering, which assumes full exercise of the underwriters' option to purchase additional shares, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the "SEC") on June 12, 2025.
- Len Blavatnik: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 19,601,430; sole dispositive power 0; shared dispositive power 19,601,430; aggregate amount beneficially owned 19,601,430 (5.8% of the class)
  Comment: *All percentages of ownership of the Class A Common Stock by Reporting Person presented in this Schedule are based on an aggregate of 337,039,249 shares of Class A Common Stock outstanding immediately following the Issuer's initial public offering, which assumes full exercise of the underwriters' option to purchase additional shares, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(4) with the SEC on June 12, 2025.

## Item 1. Issuer
Name of issuer: Chime Financial, Inc.
Address of issuer's principal executive offices: 101 California Street, Suite 500, San Francisco, CA 94111

## Item 2. Person Filing
Name of person filing:
This filing is being made on behalf of (collectively, the "Reporting Persons"):
Access Industries Management, LLC ("AIM")
Len Blavatnik
Address of principal business office or, if none, residence: The principal business office of each reporting person is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.
Citizenship:
AIM is a limited liability company organized under the laws of the State of Delaware.
Mr. Blavatnik is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on the attached cover pages.
Percent of class: See responses to Item 11 on the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based on an aggregate of 337,039,249 shares of Class A Common Stock outstanding immediately following the Issuer's initial public offering, which assumes full exercise of the underwriters' option to purchase additional shares, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(4) with the SEC on June 12, 2025.
Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See responses to Item 5 on the attached cover pages.
Sole power to dispose or to direct the disposition: See responses to Item 5 on the attached cover pages.
Shared power to dispose or to direct the disposition:
See responses to Item 5 on the attached cover pages.

10,337,833 shares of Class A Common Stock are held directly by AI Bells Holdings LLC ("AIB") and may be deemed to be beneficially owned by AIM, Mr. Blavatnik and Remainder Investments 2020 LLC because (i) AIM is the sole manager of AIB, (ii) Mr. Blavatnik is the controlling person of AIM, (iii) Remainder Investments 2020 LLC controls AIB and (v) Mr. Blavatnik indirectly controls Remainder Investments 2020 LLC. Each of the Reporting Persons (other than AIB), and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of these securities.

9,223,597 shares of Class A Common Stock are held directly by AI Bells Holdings 2 LLC ("AIB 2") and may be deemed to be beneficially owned by AIM, Mr. Blavatnik and Remainder Investments 2020 LLC because (i) AIM is the sole manager of AIB 2, (ii) Mr. Blavatnik is the controlling person of AIM, (iii) Remainder Investments 2020 LLC controls AIB 2 and (iv) Mr. Blavatnik indirectly controls Remainder Investments 2020 LLC. Each of the Reporting Persons (other than AIB 2), and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of these securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Access Industries Management, LLC: /s/ Alejandro Moreno, Executive Vice President, General Counsel/Alejandro Moreno (08/05/2025)
- Len Blavatnik: */s/ Alejandro Moreno, By: Alejandro Moreno as Attorney-in-Fact (08/05/2025)
Comment: * The above signed, by signing his name hereto, executes this Schedule 13G pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.